September 22, 2009

VIA EDGAR

Lyn Shenk, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

tel. (202) 551-3292

fax. (202) 772-9220

Mail Stop: 3561

Re:	OCM HoldCo, LLC
File No. 000-52042
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Shenk:

On behalf of OCM HoldCo, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 8, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed with the Commission on March 31, 2009.

In this letter, we have recited comments from the Staff in italicized type and have followed each comment with the response of the Company’s management.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Form 10-K.

The Company’s management would like to add some context to this letter.  There are less than ten beneficial owners of the Company, and all of the beneficial owners are accredited investors, as defined in the federal securities laws, and are affiliates or employees of Oaktree Capital Management, L.P., a registered investment adviser with the Commission.  The beneficial owners of the Company intend to hold their interests indefinitely and may transfer their interests only with the consent of the Company’s management.  Accordingly, the Company’s interests are not widely held and have not been, and will not be, publicly traded.  The purpose of the Company’s registration and subsequent periodic public filings is solely to facilitate licensing with the applicable gaming regulators as a result of the Company’s ownership interests in gaming enterprises and not, as is typically the case, to enable trading of its securities or to permit ownership by 500 or more investors.

Operating results, page 16

1.             We note your response to our prior comment 2 and your statement that the change in operating, general, and administrative expenses was de minimus, representing 0.6% of income before income tax benefit. However, it appears that operating, general, and administrative expenses represent 100% of your costs and expenses. We also note that professional fees increased 31% and other administrative expenses decreased 46%, which appears material. We do not believe that your current disclosure adequately discusses and analyzes your results sufficient to provide your owners and prospective owners with the depth of understanding and knowledge necessary to evaluate your results. Therefore, we continue to believe that you should revise your disclosure to provide more emphasis on analyzing the underlying reasons for factors to which variance are attributed. Please revise accordingly.

Response to Item 1.

In the third quarter of 2007, the Company outsourced its daily bookkeeping to a third party service provider.  Such third party service provider is also a compliance expert with respect to the Sarbanes-Oxley Act of 2002.  The year ended December 31, 2008, represented the first full year in which this third party service provider performed a full year’s worth of service for the Company, which resulted in increased professional fees of 31% and decreased administrative expenses of 46%.  While the Company will try in future filings to provide more emphasis on analyzing the underlying reasons for factors to which variances are attributed, the Company’s management nevertheless believes that materiality, as discussed in FR No. 72, for purposes of an operational analysis presented in the MD&A is determined in relationship to the statement of operations as a whole, not to any single line item, and that such qualitative information for the change in operating, general, and administrative expenses in the Form 10-K is not required because the difference of $20,525 between 2007 to 2008 was de minimus, representing 0.6% of total income and income (loss) before income tax benefit, and the line item was relatively fixed between such periods.

Liquidity and Capital Resources. page 17

2.             We note your response to prior comment 4, which we do not believe to be adequately responsive to our comment. Please provide a discussion and analysis of your operating cash flows. Your discussion should address material changes in the underlying drivers in term of cash. Refer to Section IV.B.1 of ‘“Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/ruleslinterp/33-8350.htm for guidance.

Response to Item 2

The Company’s management respectfully disagrees with the Staff’s assertion that management has not adequately responded to the Staff’s comments.  As the Company has disclosed in its Form 10-K, and, most recently, in its Form 10-Q for the period ended June 30, 2009, filed with the Commission on August 14, 2009 (the “Form 10-Q”), the Company has limited operating cash inflows, primarily related to interest income and infrequent distributions from CCR.  As also disclosed in the Form 10-K and the Form 10-Q, cash outflows consist of expenses, namely professional fees, associated with being a reporting company, which are relatively fixed.  Moreover, the Company has disclosed in each of its quarterly reports filed with the Commission in 2009, the increase in professional fees incurred in connection with the termination of the Original Purchase Agreement.

Notes to the Financial Statements, page F-7

3.             Refer to prior comment 6. Please revise to disclose that the rights of the two classes of units are identical except that the Class B Units are non-voting.

Response to Item 3.

In future filings, the Company will expand its disclosure to present more clearly that the rights of the Class A Units and Class B Units are substantially identical with the exception that the Class B Units are not entitled to any management or voting rights with respect to the Company, except as provided by applicable law.

Note 4: Income Taxes, Rage F-9

4.             Refer to prior comment 7. In view of the materiality of the reconciling item, “CCR income not taxable to the Company”, please revise your disclosure to show in greater detail how the CCR income not taxable to the Company is determined.

Response to Item 4.

Although the Company’s management continues to believe the disclosure regarding its tax provision originally presented was adequate, in future filings, the Company will revise its disclosure to provide greater detail as to how the CCR income not taxable to the Company is determined.

*     *     *

If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call me at (213) 683-9206 or Sandra Seville-Jones at (213) 683-9126.

Sincerely,

/s/ Brian P. Duff
Brian P. Duff

cc:	Ronald N. Beck
Stephen A. Kaplan

OCM HoldCo, LLC

c/o Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

September 22, 2009

Mr. Lyn Shenk, Branch Chief

Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 25049

Tel: (202) 551-3308

Fax: (703) 813-6967

Re:          OCM HoldCo, LLC
File No. 000-52042
Form 10-K: for the Fiscal Year Ended December 31, 2008
Filed on March 31, 2009

Dear Mr. Shenk:

On behalf of OCM HoldCo, LLC (the “Company”), in connection with Company’s response to the Staff’s comment letter dated September 8, 2009, the Company hereby confirms:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OCM HoldCo, LLC

/s/ Stephen A. Kaplan
Stephen A. Kaplan
Manager